Exhibit 99.3

Q3 2014 % Change Y/Y Total Revenues $125.9 million - 13% Soda Maker Units 818,000 - 32% Flavor Units 7.6 million - 8% CO 2 Refill Units 6.4 million +10% Net Income $9.5 million - 42% EPS* $0.45 - 41% Financial Highlights Q3 2014 *Based on 21.2 million weighted shares outstanding in Q 3 2014 and 21.5 million weighted shares outstanding in Q 3 2013

Quarterly Revenue 2009 - 2014 (in $ Million) Quarterly Revenue Change 27.9 31.6 35.9 40.9 39.1 50.0 54.5 64.9 58.5 69.1 75.7 85.7 87.9 103.0 112.5 132.9 117.6 132.4 144.6 168.1 118.2 141.2 125.9 - 20.0 40.0 60.0 80.0 100.0 120.0 140.0 160.0 180.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014

Quarterly Soda Maker Unit Sales 2009 - 2014 (in thousands ) Quarterly Soda Maker Units Change 184 203 285 385 297 463 449 712 592 634 717 767 683 764 940 1 , 111 776 935 1 , 196 1 , 542 604 785 818 - 200 400 600 800 1,000 1,200 1,400 1,600 1,800 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014

Quarterly Refill Unit Sales 2009 - 2014 (in millions) Quarterly CO 2 Refill Units Change 1.9 2.1 2.2 2.3 2.3 2.5 2.8 2.7 2.9 3.4 3.6 3.4 3.7 4.2 4.3 4.3 4.8 5.5 5.8 5.4 5.8 6.5 6.4 - 1.0 2.0 3.0 4.0 5.0 6.0 7.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014

Quarterly Flavor Unit Sales 2009 - 2014 (in millions) Quarterly Flavor Units Change 1.4 1.7 2.0 2.2 3.0 3.1 4.1 3.7 3.8 6.1 4.4 4.6 5.8 7.2 7.7 7.4 7.7 8.5 8.3 9.8 8.4 9.3 7.6 0.0 2.0 4.0 6.0 8.0 10.0 12.0 Q1 Q2 Q3 Q4 2009 2010 2011 2012 2013 2014

Fiscal 2014 Guidance Update Based on third quarter results and current projections for the remainder of the year, the Company is revising its outlook: • The Company now expects full year 2014 revenue to decrease approximately 9% over 2013 revenue of $562.7 million . • The Company now expects full year 2014 EBITDA to decrease approximately 26% over 2013 EBITDA of $62.2 million . • The Company now expects full year 2014 net income to decrease approximately 42% over 2013 net income of $42.0 million .

Consolidated Statements of Operations Q 3 - 2014 vs. Q 3 - 2013 Consolidated Statements of Operations In thousands (other than per share amounts) For the nine months ended For the three months ended September 30, September 30, 2013 2014 2013 2014 (Unaudited) (Unaudited) Revenue $ 394,613 $ 385,248 $ 144,584 $ 125,905 Cost of revenue 180,372 187,668 66,366 61,428 Gross profit 214,241 197,580 78,218 64,477 Operating expenses Sales and marketing 130,047 134,723 47,549 41,636 General and administrative 37,886 40,358 12,660 13,931 Total operating expenses 167,933 175,081 60,209 55,567 Operating income 46,308 22,499 18,009 8,910 Interest expense, net 295 552 141 219 Other financial expense, net 336 (1,210) (456) (2,002) Total financial expense, net 631 (658) (315) (1,783) Income before income taxes 45,677 23,157 18,324 10,693 Income tax expense 4,331 2,672 1,925 1,229 Net income for the period $ 41,346 $ 20,485 $ 16,399 $ 9,464 Net income per share Basic $ 1.99 $ 0.98 $ 0.79 $ 0.45 Diluted $ 1.93 $ 0.96 $ 0.76 $ 0.45 Weighted average number of shares Basic 20,757 20,956 20,831 21,000 Diluted 21,383 21,243 21,532 21,193